EMPLOYMENT AGREEMENT

This Employment Agreement (this "Agreement") is made as of December 17, 2021 (the "Effective Date") by and between Landos Biopharma, Inc. (the "Company") and Tim M. Mayleben (the "Executive").

1. **Employment**. The Company and the Executive desire that the Executive be employed as the Company's Chief Executive Officer on an interim basis. The employment relationship between the Company and the Executive shall be governed by this Agreement. November 5, 2021 shall constitute the Executive's first day of employment (the "Commencement Date"). The Executive will cease to be employed by the Company and shall cease to be the Company's interim Chief Executive Officer no later than the earlier of (i) the first day of employment of a regular Chief Executive Officer approved by the Company's Board of Directors (the "Board") and (ii) August 15, 2022; provided, however, that at all times the Executive's employment with the Company will be "at-will," meaning that the Executive's employment may be terminated by the Company or the Executive at any time and for any reason.

2. **Position, Reporting and Duties.** While serving on an interim basis as the Company's Chief Executive Officer, the Executive will report to the Board, shall have such duties, authority, and responsibilities as are customary with such position in a Delaware corporation (subject to the control of the Board and its committees), and shall perform such other duties as may be reasonably requested by the Board, including without limitation assisting the Board in the hiring of a new chief executive officer for the Company. The Executive shall devote his full working time and efforts to the business and affairs of the Company and shall not engage in any other business activities without the prior written approval of the Board. Notwithstanding the foregoing, the Board hereby acknowledges and approves the Executive's continued participation as a director of all companies on which the Executive is serving as a member of the board of directors as of the Commencement Date, and the Executive may serve in religious or charitable activities, and/or may continue in other professional activities in which the Executive is engaged as of the Commencement Date and of which the Company is aware, as long as such services and activities do not create a conflict of interest or otherwise interfere with the Executive's performance of the Executive's duties to the Company. It is anticipated that the Executive will primarily work remotely from his home in Michigan or Florida, unless the Executive is traveling to Blacksburg, VA or otherwise on behalf of the Company. The Executive shall also be required to comply with all Company policies and procedures as in effect from time to time.

3. **Compensation and Related Matters**.

(a) Cash Compensation. The Executive will receive a base salary at the semi-monthly rate of $20,937.50, which is equivalent to $502,500 on an annualized basis (the "Base Salary"). The Base Salary will be payable in a manner that is consistent with the Company's usual payroll practices for senior executives. The Board, in its discretion, may also grant the Executive a cash bonus upon the completion of the Executive's tenure as interim Chief Executive Officer.

(b) Equity. Subject to the approval of the Board, the Company will grant to the Executive (the effective date of the grant, the "Grant Date") an option to purchase 253,485 shares of Common Stock ("Common Stock") of the Company (the "Option Award"). The shares underlying the Option Award (the "Option Shares") will have an exercise price per share equal to the closing price of the Common Stock on the NASDAQ Global Select Market on the Grant Date. Subject to the Executive's continued employment, the Option Shares will vest monthly at the rate of 1/9th of the total number of shares on each monthly anniversary of the Commencement Date; provided that, (i) if the Executive's employment with the Company is terminated earlier than February 15, 2022 in connection with the employment of a regular Chief Executive Officer approved by the Board, 190,113 unvested Option Shares will become fully vested on the termination date, and the remaining shares will be forfeited, and (ii) if the Executive's employment with the Company is terminated on or after February 15, 2022 in connection with the employment of a regular Chief Executive Officer approved by the Board, all Option Shares will become fully vested on the termination date. The Option Award will be subject to and governed by the terms and conditions of the applicable equity award agreement between the Executive and the Company and the plan under which the Option Award is granted.

(c)   Director Compensation. For the avoidance of doubt, the Executive will not receive any compensation for the Executive's Board service while he is employed by the Company pursuant to this Agreement and will not be eligible for any equity grant(s) that may be awarded to other members of the Board while he is employed with the Company, but will continue to vest in any equity grant(s) previously awarded to him during the term hereof.

(d)   Employee Benefits. The Executive may participate in the Company's employee benefit plans, subject to the eligibility requirements and other terms and conditions of such plans, and the Company's ability to amend and modify such plans at any time and from time to time in its sole discretion and without advance notice.

(e)   Reimbursement of Business Expenses. The Company shall reimburse the Executive for travel, entertainment, business development and other expenses reasonably and necessarily incurred by the Executive in connection with the Company's business. Expense reimbursement shall be subject to such policies that the Company may adopt from time to time, including with respect to pre-approval.

4.   Compensation Following Termination for any Reason. Following the Executive's termination of employment for any reason, the Company shall pay or provide to the Executive (or to the Executive's authorized representative or estate, as applicable) any earned but unpaid Base Salary, unpaid expense reimbursements, and vested employee benefits due to the Executive through the Executive's date of termination (the "Accrued Benefits"). Other than the Accrued Benefits and any payments or benefits for which the Executive remains eligible in connection with the Executive's Board service, the Executive will not be eligible to receive any payments or benefits from the Company following the date of the Executive's termination of employment, including, without limitation, severance benefits.

5.   Confidentiality and Invention Assignment Agreement. The Executive's commencement of employment with the Company is conditioned upon his signing a non-disclosure and invention assignment agreement (the "Non-Disclosure and Invention Agreement") in the form attached hereto as Exhibit A. The terms of the Non-Disclosure and Invention Agreement are incorporated by reference in this Agreement and the Executive hereby reaffirms the terms of the Non-Disclosure and Invention Agreement as a material term of this Agreement.

6.   **Taxes**. All forms of compensation referred to in this Agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. The Executive hereby acknowledges that the Company does not have a duty to design its compensation policies in a manner that minimizes tax liabilities.

7.   **Indemnification and Insurance**.   The Executive shall be entitled to indemnification to the fullest extent permitted by the Company's Certificate of Incorporation and shall be entitled to coverage under the Company's directors' and officers' liability insurance policy to the same extent as other senior executives of the Company.

8.   **Representation**. The Executive represents that he has disclosed to the Company all confidentiality, non-competition, non-solicitation, rights to inventions and other similar agreements under which he is currently bound. The Executive further represents and warrants to the Company that he has the legal right to enter into this Agreement and to perform all of the obligations on his part to be performed hereunder in accordance with its terms and that he is not a party to any agreement or understanding, written or oral, which could prevent him from entering into this Agreement or performing all of his obligations hereunder.

9.   **Proof of Legal Right to Work**. For purposes of federal immigration law, the Executive will be required to provide the Company with documentary evidence of the Executive's identity and eligibility for employment in the United States. Such documentation must be provided to the Company within three (3) business days of the Executive's date of hire, or the Company's employment relationship with the Executive may be terminated. The Executive may need to obtain a work visa in order to be eligible to work in the United States. If that is the case, the Executive's employment with the Company will be conditioned upon the Executive obtaining a work visa in a timely manner as determined by the Company.

10.   **Litigation and Regulatory Cooperation**.   During and after the Executive's employment, and at all times, so long as there is not a significant conflict with the Executive's then employment, the Executive shall cooperate reasonably with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while the Executive was employed by the Company. The Executive's reasonable cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times.   During and after the Executive's employment, the Executive also shall cooperate reasonably with the Company in connection with any investigation or review of the Company by any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Company. The Company shall reimburse the Executive for any reasonable out of pocket expenses incurred in connection with the Executive's performance of the obligations set forth in this Section.

11.   **Relief**. If the Executive breaches, or threatens to breach, any portion of this Agreement, including the Non-Disclosure and Invention Agreement, the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach, and, if applicable, the Company shall have the right to suspend or terminate the payments and benefits provided to the Executive, as applicable. Such

suspension or termination shall not limit the Company's other options with respect to relief for such breach and shall not relieve the Executive of his duties under this Agreement and the Non-Disclosure and Invention Agreement.

12. **Scope of Disclosure Restrictions**. Nothing in this Agreement or the Non-Disclosure and Invention Agreement prohibits the Executive from communicating with government agencies about possible violations of federal, state, or local laws or otherwise providing information to government agencies, filing a complaint with government agencies, or participating in government agency investigations or proceedings. The Executive is not required to notify the Company of any such communications; provided, however, that nothing herein authorizes the disclosure of information the Executive obtained through a communication that was subject to the attorney-client privilege. Further, notwithstanding the Executive's confidentiality and nondisclosure obligations, the Executive is hereby advised as follows pursuant to the Defend Trade Secrets Act: "An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order."

13. **Governing Law; Consent to Jurisdiction**. The resolution of any disputes as to the meaning, effect, performance or validity of this Agreement or the Non-Disclosure and Invention Agreement, or arising out of, related to, or in any way connected with the Executive's employment with the Company or any other relationship between the Executive and the Company ("Disputes") will be governed by the law of the State of Delaware, excluding laws relating to conflicts or choice of law. Each of the Company and the Executive hereby irrevocably submits to and acknowledges and recognizes the exclusive jurisdiction and venue of the courts of the State of Delaware, or if appropriate, the United States District Court for the District of Delaware (which courts, for purposes of this Agreement, are the only courts of competent jurisdiction), over any suit, action or other proceeding arising out of, under or in connection with this Agreement or the Executive's employment with the Company.

14. **Integration**. This Agreement constitutes the entire agreement between the parties with respect to the Executive's employment, including, but not limited to, his compensation and benefits, and supersedes in all respects all prior agreements between the parties concerning such subject matter. Notwithstanding the foregoing, the Non-Disclosure and Invention Agreement, and any other agreement or obligation relating to confidentiality, noncompetition, non-solicitation or assignment of inventions, shall not be superseded by this Agreement, and the Executive acknowledges and agrees that any such agreements and obligations remain in full force and effect. For purposes of this Agreement, the Company shall include affiliates and subsidiaries thereof.

15. **Enforceability**. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any Section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this

Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

16. **<u>Waiver</u>**. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

17. **<u>Amendment</u>**. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

18. **<u>Assignment and Transfer by the Company; Successors</u>**. The Company shall have the right to assign and/or transfer this Agreement to any entity or person, including without limitation the Company's parents, subsidiaries, other affiliates, successors, and acquirers of Company stock or other assets, provided that such entity or person receives all or substantially all of the Company's assets. The Executive hereby expressly consents to such assignment and/or transfer. This Agreement shall inure to the benefit of and be enforceable by the Company's assigns, successors, acquirers and transferees.

19. **<u>Counterparts</u>**. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original, but all of which together shall constitute one and the same document.

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IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year first above written.

LANDOS BIOPHARMA, INC.

By: _____

Name:

Title:

EXECUTIVE:

_____

Tim M. Mayleben

<u>EXHIBIT A</u>

Non-Disclosure and Invention Assignment Agreement